EXHIBIT 11

                           CORONADO INDUSTRIES, INC.
                           Earnings (Loss) Per Share
                               September 30, 1997



Net Loss                                    $  (503,999)

Net Loss Per Share                          $      (.03)

Weighted Average Shares Outstanding          18,402,869


The loss per share is based upon the weighted average number of shares outstanding.